Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

On August 25, 2008, Delta Air Lines, Inc. posted the following communication on its employee intranet website.

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Make sure your vote counts: proxy statements on the way

We have mailed proxy statements to all Delta stockholders for a special meeting of stockholders related to our merger with Northwest Airlines. If you were a Delta stockholder as of July 29, you are eligible to vote on the two proposals outlined in the proxy statement, so be on the lookout for these materials in your e-mail or your home mailbox.

We’re encouraging you to review the proxy statement, because it contains important information about the merger, and to vote your shares as soon as possible. The proxy statement provides detailed instructions on how to cast your vote online, by telephone or by mail. If you vote online, you can also help protect the environment and reduce costs by signing up to receive stockholder communications electronically in the future.

The proxy statement includes information about two merger-related proposals: the first asks stockholders to approve the issuance of Delta stock to Northwest stockholders in exchange for their Northwest stock; and the second asks stockholders to vote in favor of amending Delta’s broad-based employee equity plan to allow a distribution of equity to substantially all U.S. based Delta and Northwest employees shortly after the merger closes.

If the proposals are approved, shortly after the merger closes, eligible non-management employees will receive shares of Delta common stock that they may hold or sell without restriction. International employees will not receive stock, but will receive other awards instead.

“This is a prime example of the Delta Difference: ensuring that both Delta and Northwest employees begin sharing in the benefits of the merger from the beginning,” said Mike Campbell, e.v.p.-HR, Labor and Communications. “We make Delta a great airline by making Delta a great place to work. By distributing unrestricted equity to our employees we’re making good on a longstanding commitment that all Delta people will share in the success their hard work makes possible.”

Note:  In connection with the proposed merger, Delta has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (No. 333-151060), as amended, that includes a joint proxy statement of Delta and Northwest, dated August 8, 2008, that also constitutes a prospectus of Delta. Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”